Filed Pursuant to Rule 424(b)(3)
Registration No. 333-135747
DATED JULY 28, 2006
Clinical Data
1,559,672 Shares of Common Stock

     The selling stockholders of Clinical Data, Inc., listed on page 12, may offer and resell the following shares of our common stock under this prospectus, each for their own accounts:
•	Up to 1,039,783 shares of our common stock, which we issued in a private placement on June 13, 2006; and

•	Up to 519,889 shares of our common stock, which we will issue upon exercise of warrants we issued in a private placement on June 13, 2006.
     The number of shares these stockholders and warrant holders may sell includes shares of common stock that are currently issued and outstanding as well as shares of common stock that certain of them may receive if they exercise their warrants. The prices at which these stockholders and warrant holders may sell these shares will be determined by the prevailing market price for shares of our common stock or in negotiated transactions. We cannot predict when or in what amounts a selling stockholder may sell any of the shares offered by this prospectus. We will not receive any of the proceeds from the sale of these shares, but we will receive the exercise price of the warrants if the warrants are exercised for cash. All expenses of registration incurred in connection with this offering are being borne by us, but all selling and other expenses incurred by the selling stockholders will be borne by the selling stockholders.
     Our common stock is quoted on the Nasdaq National Market under the symbol “CLDA.” On July 12, 2006, the last sale price of our common stock as reported on the Nasdaq National Market was $14.66 per share.
     Investing in our common stock involves risks. You should consider carefully the risks and uncertainties in the section entitled “Risk Factors” beginning on page 3 of this prospectus and in the documents we file with the Securities and Exchange Commission that are incorporated by reference in this prospectus before making a decision to purchase our stock.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this prospectus is July 28, 2006.

     You may rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide information or to make representations not contained in this prospectus. This prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered by this prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. Neither the delivery of this prospectus, nor any sale made under this prospectus, means that the information contained incorporated by reference in this prospectus is correct as of any time after the date of this prospectus.
     Unless the context otherwise requires, the terms “we,” “us,” “our,” “Clinical Data,” and “the Company” refer to Clinical Data, Inc., a Delaware corporation, and its subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION
     We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance with such laws, we file annual, quarterly and other reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any document we file at the public reference facilities of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov and at our website at http://www.clda.com.
     We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act with respect to the common stock offered by this prospectus. When used in this prospectus, the term “registration statement” includes amendments to the registration statement as well as the exhibits, schedules, financial statements and notes filed as part of the registration statement. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement. This prospectus omits information contained in the registration statement as permitted by the rules and regulations of the Securities and Exchange Commission. For further information with respect to us and the common stock offered by this prospectus, reference is made to the registration statement. Statements herein concerning the contents of any contract or other document are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed with the Securities and Exchange Commission as an exhibit to the registration statement, each such statement being qualified by and subject to such reference in all respects. With respect to each such document filed with the Securities and Exchange Commission as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved.

PROSPECTUS SUMMARY
     Clinical Data, Inc. is a leading provider worldwide of pharmacogenomics and molecular services as well as genetic testing and clinical diagnostics to improve patient care and clinical outcomes. Our pharmacogenomics and molecular services are marketed to the pharmaceutical, biotech, diagnostic, academic, government and agricultural markets to assist them in endeavors relating to the genome. Furthermore, the Company utilizes pharmacogenomics to discover, develop and commercialize genetic tests based on identifying genetic markers to guide drug development and utilization. These genetic tests are marketed to providers, payors and consumers.
     On October 6, 2005 we completed the acquisition of Genaissance Pharmaceuticals, Inc., which we refer to as Genaissance, a world leader in the discovery and use of human gene variation for the development of a new generation of DNA-based tests and therapeutic products with an established market presence in pharmacogenomics and molecular services. The acquisition of Genaissance was an important step in our objective to grow our business and revenues, particularly in the pharmacogenomics and molecular tests markets. The acquisition of Genaissance also will enable us to guide pharmaceutical therapy through the use of genetic tests we call Therapeutic Diagnostics™ because we acquired products and technologies that are either already commercialized through Genaissance or that can be commercialized in the future. Through this acquisition, we also gained the know-how to in license and further develop intellectual property from outside parties to develop and commercialize to create genetic tests.
     On December 20, 2005 we completed the acquisition of Icoria, Inc., which we refer to as Icoria, a biotechnology company that uses its ability to analyze biological function at the level of gene expression and biochemical pathways to discover and validate novel biomarkers for the research community. We believe the Icoria acquisition may strengthen our position in molecular and pharmacogenomics services market.
     Most recently, on March 7, 2006, through our wholly-owned subsidiary Clinical Data B.V., we purchased all of the issued and outstanding shares of the French company, Genome Express, S.A., which we refer to as Genome Express. Genome Express is focused on providing genomics and post-genomics technology contract services, and genetic sequencing and molecular biology services, and on performing integrated genomics analysis.
     The Company’s molecular services segment was created from the acquisitions of Genaissance, Icoria and Genome Express.
     In addition, the Company is a leading manufacturer and distributor of clinical laboratory instrumentation and related assays. The instruments are marketed worldwide through distributors and OEM partnerships. Worldwide we have an installed base of over 15,000 units.
     As a result of our acquisitions of Elan Diagnostics, Inc., or Elan, Group Practices Services Incorporated, which we refer to as GPSI, Landmark Scientific Inc., or Landmark, and Electa Lab s.r.l., which we refer to as Electa Lab, over the past three years, we supply a complete range of products and services, from equipment and reagents to lab management and consulting services, to two market segments, physician’s office laboratories (“POL”) and clinics and small hospitals.
     As of April 29, 2004, the operations of Elan, GPSI and Landmark were integrated into a single wholly-owned subsidiary, Clinical Data Sales & Service, Inc., or CDSS. CDSS provides its products and services in North America and represents the Company’s POL segment.
     The Company provides its products and services in Europe and Asia through its Dutch subsidiary, Vital Scientific NV, which we refer to as Vital Scientific, and through Electa Lab. Products and services are provided in Australia through its Australian subsidiary, Vital Diagnostics Pty. Ltd., or Vital Diagnostics. Vital Scientific, Electa Lab and Vital Diagnostics represent the Company’s clinics and small hospitals segment.
     Our headquarters are located at One Gateway Center, Suite 702, Newton, MA 02458. Our telephone number is (617) 527-9933 and our website is located at http://www.clda.com. The information on our website is not incorporated by reference into this filing.
Private Placement of Common Stock
     On June 13, 2006, we entered into a securities purchase agreement with accredited institutional investors pursuant to which we raised approximately $17.0 million through a private placement of shares of our common stock. In connection with the financing, we issued an aggregate of 1,039,783 shares of our common stock at a price per share of $16.2725, which equaled the closing bid price of our common stock on the Nasdaq National Market on the closing date, plus $0.0625 per share. We also issued to the purchasers warrants to purchase up to 519,889 additional shares of our common stock. The warrants have an exercise price of $19.45 per share, equaling a twenty percent premium on the closing bid price of our common stock on the Nasdaq National Market on the closing date. The warrants are exercisable at any time six months after the closing date through the close of business on the fifth anniversary of the date on which the warrants first became exercisable. We did not use a placement agent in connection with the private placement.
The Offering

Common stock offered by the selling shareholders	1,559,672 shares of common stock.

Use of proceeds	We will not receive any of the proceeds from the sale of the shares by any of the selling stockholders, but we will receive the exercise prices payable upon the exercise of the warrants, if exercised for cash.

Nasdaq National Market symbol	“CLDA”

Risk Factors	See “Risk Factors” beginning on page 3 and other information in this prospectus for a discussion of factors you should consider carefully before investing in shares of our common stock.

RISK FACTORS
     This prospectus includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this prospectus, the words “anticipate,” “believe,” “estimate,” “may,” “intend” and “expect” and similar expressions identify certain of such forward-looking statements. Although we believe that our plans, intentions and expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such plans, intentions or expectations will be achieved. Actual results, performance or achievements could differ materially from historical results or those contemplated, expressed or implied by the forward-looking statements contained in this prospectus. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in this prospectus, including under this heading “Risk Factors” and others detailed from time to time in our periodic reports filed with the SEC. Except as required by law, we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.
     In addition to the other information in this prospectus or incorporated into this prospectus by reference, you should consider carefully the following factors in evaluating us and our business and any investment in our common stock.
Risk factors related to our business and operations.
We do not have sufficient cash resources available to fund our current level of activities through the end of the third quarter of fiscal 2007 and beyond, including our Phase III clinical trial program for our lead product candidate, vilazodone. Over the near-term, we will need to satisfy substantial capital requirements to pursue our development and commercialization strategies and to further optimize operations.
At currently projected rates of expenditure, we believe that additional funding will be required to operate the Company and its new subsidiaries through the end of the third quarter of fiscal 2007, including the funding of Phase III clinical trials for our lead drug candidate, vilazodone. Although we completed a private placement of our common stock of approximately $17.0 million in June 2006, there can be no assurance that any future equity or other fundraising would be successful. A general lack of market interest in providing further financing to life sciences companies could have a material adverse effect on our ability to raise funds. If we do secure additional capital through a public or private equity offering, dilution to our then existing shareholders may result. If we are unable to secure additional funds when we need them, we may be required to delay, reduce or eliminate some or all of our programs. We may also be forced to license compounds or technology to others that we would prefer to develop internally until a later, and potentially more lucrative, stage. If we are required to raise additional funds through collaborations and other licensing arrangements, we may have to relinquish our rights to some of our technologies or grant licenses on unfavorable terms.
To reduce our cash utilization, we are working to accelerate the integration of Genaissance and Icoria into the Company’s operations. Over the near-term, our future capital requirements to continue the development and enhancement of our technologies, capture market share, in license and develop genetic tests and to seek to complete the commercialization of our drug candidates will be substantial and will be influenced by many factors. Such factors include the amount of milestone payments which we may receive under collaboration, licensing or other agreements, the progress and cost of research and development projects, especially the Phase III program for vilazodone and expenses which may be required for the filing, defense and enforcement of patent rights. If we are unable to secure adequate financing over the near-term, we will not be able to pursue our product development and commercialization strategies as currently planned, including those efforts related to vilazodone, which could harm the Company’s financial condition and operating results.
As we have neither the experience necessary nor sufficient cash to complete a Phase III clinical program for vilazodone, we are currently evaluating various strategic alternatives to continue the development of vilazodone, including seeking a partner with which to design and conduct a Phase III clinical program as well as spinning-off the business related to vilazodone into a separate operating entity.
We have limited experience in designing and conducting clinical trials, especially Phase III clinical trials. We also do not have sufficient cash with which to complete Phase III clinical trails for vilazodone. As a result, with respect to our Phase III program for our lead product candidate, vilazodone, we are currently seeking a partner with which to design, fund and conduct clinical trials. Concurrently, we are proceeding with plans to spin-off the vilazodone business to our shareholders in the form of a newly-created, independently-operating company. We may not be successful in finding a collaboration partner or in designing, funding and conducting the clinical trials. Further, we may be unsuccessful in our attempt to spin-off and finance this new company to develop and commercialize vilazodone. Any delay or failure on our or our partner’s part to fund or conduct clinical trials, or on our part to spin-off vilazodone in a new entity, could have a material adverse effect on our prospects for completing the trial and eventually developing a commercial product and, accordingly, on our financial condition and results of operations.
Our biopharmaceutical or diagnostic product candidates must undergo rigorous clinical trials and regulatory approvals, which could substantially delay or prevent their development or marketing.
Any biopharmaceutical and some of our diagnostic products that we develop will be subject to rigorous clinical trials and an extensive regulatory approval process implemented by the FDA and analogous foreign regulatory agencies. This approval process is typically lengthy and expensive, and approval is never certain. Positive results from pre-clinical studies and clinical trials do not ensure positive results in late stage clinical trials designed to permit application for regulatory approval. We do not know when, or if, our current clinical trials for vilazodone will be completed. Many factors affect patient enrollment, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, alternative therapies, competing clinical trials and new drugs approved for the conditions we are investigating. As a result of all of these factors, our trials may take longer to enroll patients than we anticipate. Such delays may increase our costs and slow down our product development and the regulatory approval process. Our product development costs will also increase if we need to perform more or larger clinical trials than planned. The occurrence of any of these events will delay our ability to generate revenue from product sales and impair our ability to become profitable, which may cause us to have insufficient capital resources to support our operations.
Because of the risks and uncertainties in biopharmaceutical development, products that we or our collaborators develop could take a significantly longer time to gain regulatory approval than we expect or may never gain approval. If we or our collaborators do not receive these necessary approvals, we will not be able to generate substantial product or royalty revenues and may not become profitable. We and our collaborators may encounter significant delays or excessive costs in our efforts to secure regulatory approvals. Factors that raise uncertainty in obtaining these regulatory approvals include the following:

•	we must demonstrate through clinical trials that the proposed product is safe and effective for its intended use;

•	we have limited experience in conducting the clinical trials necessary to obtain regulatory approval; and

•	data obtained from pre-clinical and clinical activities are susceptible to varying interpretations, which could delay, limit or prevent regulatory approvals.
Regulatory authorities may delay, suspend or terminate clinical trials at any time if they believe that the patients participating in trials are being exposed to unacceptable health risks or if they find deficiencies in the clinical trial procedures. In addition, our or our collaborators’ failure to comply with applicable regulatory requirements may result in criminal prosecution, civil penalties and other actions that could impair our ability to conduct our business.
We initiated a pivotal Phase III clinical trial of vilazodone for the treatment of depression in February 2006. We will need to complete this Phase III trial before filing an NDA for marketing approval of this product in this indication; we believe the NDA could be filed by the first half of calendar 2009. This clinical trial may be delayed for any of the reasons described above, and may take longer than anticipated to initiate and/or to complete.
We recently acquired both Genaissance Pharmaceuticals, Inc. and Icoria, Inc., each of which has historically incurred significant net losses, and we expect to incur net losses for some time.
On December 20, 2005, we completed the acquisition of Icoria, which has a history of incurring net losses, and had an accumulated deficit of approximately $106.3 million as of December 20, 2005. Genaissance, which we acquired on October 6, 2005, had an accumulated deficit of approximately $244.0 million as of October 6, 2005. We expect that as a result of combining our operations with those of our recently acquired subsidiaries, we will continue to incur net losses, that it is possible that we may never generate sufficient revenue to become profitable and that we may not sustain profitability if we do become profitable.
We are entering into new business areas and may not have the expertise, experience and resources to pursue all of our businesses at once.
Individually, each of Clinical Data, Genaissance, Genome Express and Icoria has had experience in their respective areas of expertise, but we have never pursued all of the facets of these businesses at once. As a result, we may not have the experience, the appropriate expertise, or the resources to pursue all businesses in our combined company and we may discover that some of the new facets of the combined business are not what we previously believed and are not financially viable.
Due to recent merger activity, it may be more difficult to obtain additional financing at favorable terms, if at all.
Because we have not been tested as an integrated enterprise, and as a combined company we have a significant history of losses, it may be more difficult to encourage investment in our company through public and additional private stock offerings, arrangements with corporate partners, credit facilities or from other sources. We may never realize enhanced liquidity in the public markets because the overhang in the public markets as a result of recent merger transactions may dissuade new investors.
We may be unable to integrate successfully the businesses of Genaissance, Genome Express and Icoria with our own business.
During fiscal year 2006, we consummated mergers with Genaissance, Genome Express and Icoria. This integration of all these businesses with our own will require significant efforts from each company, including the coordination of product development, sales and marketing efforts and administrative operations. We may find it difficult to integrate simultaneously the operations of Genaissance, Genome Express and Icoria. We have employees widely dispersed across our operations in Massachusetts, Rhode Island, Connecticut, California, Texas, North Carolina, Pennsylvania and other domestic and foreign locations, which will increase the difficulty of integrating operations. Genaissance, Genome Express and Icoria personnel may leave their respective companies or our combined company because of the acquisitions. Genaissance, Genome Express and Icoria customers, distributors or suppliers may delay or defer purchasing decisions, terminate their arrangements with the respective company or our combined company or demand amended terms to these arrangements. Any of these actions by customers, distributors or suppliers could adversely affect our business. The challenges involved in this integration include, but are not limited to, the following:
•	retaining existing customers and strategic partners of each company;

•	retaining and integrating management and other key employees;

•	coordinating research and development activities to enhance introduction of new products and technologies, especially in light of rapidly evolving markets for those products and technologies;

•	preserving the value of various research and development, collaboration, distribution, manufacturing and other important relationships;

•	coordinating the headquarter operations of Genome Express in France, as well as its research and development facilities in France, which are geographically distant from the operations of our corporate headquarters and most of our subsidiaries in the United States;

•	effectively managing the diversion of management attention from business matters to integration issues;

•	combining product offerings and incorporating acquired technology and rights into product offerings effectively and quickly;

•	integrating sales efforts so that customers can do business easily with us;

•	coordinating and combining international operations, relationships and facilities, which may be subject to additional constraints imposed by local laws and regulations;

•	persuading employees that the business cultures of Clinical Data, Genaissance, Genome Express and Icoria are compatible;

•	effectively offering products of Clinical Data, Genaissance, Genome Express and Icoria to each other’s customers;

•	anticipating the market needs and achieving market acceptance of Clinical Data, Genaissance, Genome Express and Icoria products;

•	bringing together the companies’ marketing efforts so that the industry receives useful information about the acquisitions and customers perceive value in our products; and

•	developing and maintaining uniform standards, controls, procedures, and policies.
Our acquisition of Genome Express, and our mergers with Genaissance and Icoria may fail to achieve expected beneficial synergies.
Clinical Data acquired Genome Express with the expectation that the acquisition will result in beneficial synergies, such as cost reductions and a broader suite of products and services to offer to our current and targeted customers. We also expect to achieve similar beneficial synergies in our recently completed mergers with Genaissance and Icoria. Achieving these anticipated synergies and the potential benefits underlying our reasons for entering into the acquisitions will depend on the success of integrating all four companies’ businesses. It is not certain that we can successfully integrate Genaissance, Genome Express and Icoria in a timely manner or at all, or that any of the anticipated benefits will be realized. Risks from unsuccessful integration of all the companies include:
•	the potential disruption of ongoing business and distraction of our management;

•	the risk that it may be more difficult to retain key management, marketing, and technical personnel after the acquisitions;

•	the risk that costs and expenditures for retaining personnel, eliminating unnecessary resources and integrating the businesses are greater than anticipated;

•	the risk that we cannot increase sales of our products; and

•	the risk that integrating and changing our businesses will impair our relationships with our existing customers and business partners.
Even if we are able to integrate operations, there can be no assurance that the synergies we hope for will be achieved or that integration of Genaissance, Genome Express or Icoria will not disrupt or eliminate such synergies. The failure to achieve such synergies could adversely affect our business and results of operations, including use of cash in operations.
Because a significant portion of our total assets is represented by goodwill and other intangible assets that are subject to mandatory annual impairment evaluations, we could be required to write-off some or all of this goodwill and other intangibles, which may adversely affect our financial condition and results of operations.
We accounted for the acquisitions of Genaissance, Genome Express and Icoria using the purchase method of accounting. The purchase prices for these businesses were allocated to identifiable tangible and intangible assets and assumed liabilities based on estimated fair values at the date of consummation of the respective mergers. The unallocated portions of the purchase prices were allocated to goodwill. Approximately 48% of our total assets at March 31, 2006 are goodwill and other intangibles, of which approximately $27.5 million are goodwill. In accordance with SFAS No. 142, goodwill is not amortized but is reviewed annually or more frequently if impairment indicators arise. The unamortized values of other intangibles are reviewed if certain conditions exist. When we perform future impairment tests, it is possible that the carrying value of goodwill or other intangible assets could exceed their implied fair value and therefore would require adjustment. Such adjustment would result in a charge to operating income in that period. Once adjusted, there can be no assurance that there will not be further adjustments for impairment in future periods.
The uncertainty of patent and proprietary technology protection may adversely affect us.
Our success will depend in part on obtaining and maintaining meaningful patent protection on our inventions, technologies and discoveries. Although a substantial majority of our POL and Clinics and Small Hospitals revenues are attributable to products without patent protection, our Genaissance and Icoria businesses and related technologies are more heavily reliant on such patent protection and we will have to address such issues. Our ability to compete effectively will depend on our ability to develop and maintain proprietary aspects of our technology, and to operate without infringing the proprietary rights of others, or to obtain rights from third parties, if necessary. Our pending patent applications may not result in the issuance of patents. Our patent applications may not have priority over others’ applications, and even if issued, our patents may not offer protection against competitors with similar technologies. Any patents issued to us may be challenged, invalidated or circumvented, and the rights created thereunder may not afford us a competitive advantage.
We also rely upon trade secrets, technical know-how and continuing inventions to develop and maintain our competitive position. Others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology and we may not be able to protect meaningfully our trade secrets, or be capable of protecting our rights to our trade secrets. We seek to protect our technology and patents, in part, by confidentiality agreements with our employees and contractors. Our employees may breach their confidentiality agreements and these agreements may not protect our intellectual property. This could have a material adverse effect on us.
If we are unable to protect effectively our intellectual property, we may not be able to operate our business and third parties may use our technology, both of which would impair our ability to compete in our markets.
Our success will depend in significant part on our ability to obtain and maintain meaningful patent protection for certain of our technologies and products throughout the world. Patent law relating to the scope of claims in the technology fields in which we will operate is still evolving. The degree of future protection for our proprietary rights is uncertain. We will rely on patents to protect a significant part of our intellectual property and to enhance our competitive position. However, our presently pending or future patent applications may not issue as patents, and any patent previously issued to us or our subsidiaries may be challenged, invalidated, held unenforceable or circumvented. Furthermore, the claims in patents which have been issued to us or our subsidiaries or which may be issued to us in the future may not be sufficiently broad to prevent third parties from producing competing products similar to our products. In addition, the laws of various foreign countries in which we plan to compete may not protect our intellectual property to the same extent as do the laws of the United States. If we fail to obtain adequate patent protection for our proprietary technology, our ability to be commercially competitive will be materially impaired.
The patent positions of life science companies are generally uncertain and involve complex legal and factual questions. Our business could be hurt by any of the following:
•	our pending patent applications may not result in issued patents;

•	the claims of any issued patents may not provide meaningful protection;

•	we may be unsuccessful in developing additional proprietary technologies that are patentable;

•	our patents may not provide a basis for commercially viable products or provide us with any competitive advantages and may be challenged by third parties; and

•	others may have patents that relate to our technology or business.
Third parties have filed, and in the future are likely to file, patent applications covering biomarkers and related methods that our Icoria subsidiary has developed or may develop or technology upon which our technology platform depends. If patent offices issue patents on these patent applications and we wish to use the biomarkers or technology, we would need to obtain licenses from third parties. However, we might not be able to obtain any such license on commercially favorable terms, if at all, and if we do not obtain these licenses, we might be prevented from using certain technologies or taking certain products to market.
In addition to patent protection, we will also rely on protection of trade secrets, know-how and confidential and proprietary information. To maintain the confidentiality of trade-secrets and proprietary information, we generally seek to enter into confidentiality agreements with our employees, consultants and strategic partners upon the commencement of a relationship. However, we may not obtain these agreements in all circumstances. In the event of unauthorized use or disclosure of this information, these agreements, even if obtained, may not provide meaningful protection for our trade secrets or other confidential information. In addition, adequate remedies may not exist in the event of unauthorized use or disclosure of this information. The loss or exposure of our trade secrets and other proprietary information would impair its competitive advantages and could have a material adverse effect on our operating results, financial condition and future growth prospects.
If third parties make or file claims of intellectual property infringement against us, or otherwise seek to establish their intellectual property rights, we may have to spend time and money in response and cease some of our operations.
Third parties may claim that we are employing their proprietary technology without authorization or that we are infringing on their patents. We could incur substantial costs and diversion of management and technical personnel in defending against any of these claims. Furthermore, parties making claims against us may be able to obtain injunctive or other equitable relief which could effectively block our ability to further develop, commercialize and sell products. In the event of a successful claim of infringement, courts may order us to pay damages and obtain one or more licenses from third parties. We may not be able to obtain these licenses at a reasonable cost, if at all. Defense of any lawsuit or failure to obtain any of these licenses could prevent us from commercializing available products.
If we were sued for product liability, we could face substantial liabilities that may exceed our resources.
We may be held liable if any product we develop, or any product which is made using our technologies, causes injury or is found unsuitable during product testing, manufacturing, marketing, sale or use. These risks are inherent in the development of chemical, agricultural, pharmaceutical, and other such healthcare products and related methodologies. If we choose to obtain product liability insurance but cannot obtain sufficient insurance coverage at an acceptable cost or otherwise protect against potential product liability claims, the commercialization of products that we or our commercial partners develop may be prevented or inhibited. If we are sued for any injury caused by our products, such liability could have a material adverse effect on our business and results of operations.
Any product that we, or our commercial partners may develop using the gene function, metabolomics, or biomarker information we provide, may be subject to a lengthy and uncertain government regulatory process that may not result in the necessary approvals, may delay the commercialization of these products or may be costly, any of which could seriously reduce our revenues or exceed our financial ability to meet such obligations.
Many of our new products that we or our commercial partners develop will likely undergo an extensive regulatory review process in the United States by the Food and Drug Administration or USDA, and by regulators in other countries before it can be marketed or sold. For example, the FDA must approve any drug, diagnostic or biologic product before it can be marketed in the United States. Genetic tests offered by the company may not be subject to this review. This review process can take many years and require substantial expense. In the future, we and our commercial partners may also be required to submit pre-market information to the FDA about food developed through biotechnology. Adverse publicity could lead to greater regulation and trade restrictions on imports and exports of genetically modified products. Changes in the policies of U.S. and foreign regulatory bodies could increase the time required to obtain regulatory approval for each new product.
Our efforts to date have been primarily limited to identifying targets. If regulators approve any products that we or our commercial partners develop, the approval may impose limitations on the uses for which a product may be marketed. Regulators may require the submission of post-market launch information about a product after approving it, and may impose restrictions, including banning the continued sale of the product, if they discover problems with the product or its manufacturer.
If we are unable to develop new and enhanced products that achieve widespread market acceptance, we may be unable to recoup product development costs, and our revenues and earnings may decline.
Our future success depends on our ability to broadly market existing technologies, products, and services, and to develop and introduce new product and service offerings and grow our business in each of the POLs, blood analysis instrumentation, diagnostic assays DNA-based diagnostic and therapeutic products, and human biomarkers and agriculture genomics markets. We expect to commit substantial resources to developing new products and services, as well as to continue marketing the existing products and services. If the market for these products and services does not develop as anticipated, or demand for our current product and service offerings does not grow or grows more slowly than we expect, we will have expended substantial resources and capital without realizing sufficient revenue, and our business and operating results could be adversely affected.
We operate in a very competitive environment.

We expect to encounter intense competition from a number of companies that offer products in our targeted application areas. We anticipate that our competitors in these areas will include:
•	health care and other companies that manufacture laboratory-based tests and analyzers;

•	diagnostic and pharmaceutical companies;

•	molecular services business;

•	companies developing drug discovery technologies;

•	companies developing molecular diagnostic and genetic tests; and

•	companies developing point-of-care diagnostic and genetic tests.
If we are successful in developing products in these areas, we will face competition from established companies and numerous development-stage companies that continually enter these markets. In many instances, competitors have substantially greater financial, technical, research and other resources and larger, more established marketing, sales, distribution and service organizations than us. Moreover, these competitors may offer broader product lines and have greater name recognition than us and may offer discounts as a competitive tactic.
In addition, several development-stage companies are currently making or developing products that compete with or will compete with our potential products. Competitors may succeed in developing, obtaining approval from the FDA, or marketing technologies or products that are more effective or commercially attractive than our current or potential products or that render our technologies and current or potential products obsolete. Competitors may also develop proprietary positions that may prevent us from successfully commercializing products.
We may not be able to successfully integrate companies that we acquire in the future.
Our success will depend in part on our ability to continually enhance and broaden our product offerings in response to changing technologies, customer demands and competitive pressures. From time to time we may pursue acquisitions of businesses that complement or expand our existing business, including acquisitions that could be material in size and scope.
Any future acquisitions involve various risks, including:
•	difficulties in integrating the operations, technologies and products of the acquired company;

•	the risk of diverting management’s attention from normal daily operations of the business;

•	potential difficulties in completing projects associated with in-process research and development;

•	risks of entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions;

•	initial dependence on unfamiliar supply chains or relatively small supply partners;

•	insufficient revenues to offset increased expenses associated with the acquisition; and

•	the potential loss of key employees of the acquired company.
Our ownership is concentrated among a small number of stockholders.
Our ownership is concentrated among a small number of stockholders, including Randal J. Kirk, our Chairman, Mr. Kirk’s affiliates, and Israel M. Stein, M.D., our Executive Vice Chairman and Acting Chief Financial Officer. Together with Dr. Stein, Mr. Kirk and Mr. Kirk’s affiliates hold approximately 43.7% of our outstanding common stock as of June 16, 2006, after giving effect to the recently completed private equity placement transaction. Dr. Stein, Mr. Kirk and Mr. Kirk’s affiliates have a controlling block of our outstanding stock and are able to exert substantial control over various corporate matters. Notwithstanding such control, Mr. Kirk and Dr. Stein, as directors of Clinical Data, have fiduciary duties under Delaware law to all our stockholders. Delaware law also imposes certain additional fiduciary duties on Dr. Stein by virtue of his status as an officer of Clinical Data.
We will continue to shift our Icoria subsidiary’s traditional business model away from agriculture-based research and areas of historical revenue.
Icoria recently shifted towards the healthcare industry and the therapeutic fields of obesity, liver disease and diabetes, which is a fundamental shift away from known and historical areas of revenue generation. There has not been sufficient time to discover whether Icoria has been or will be successful in this effort. We will assume this shift in business plan. Our Icoria subsidiary’s belief that the potential market for healthcare products and services is better for its long-term business prospects, rather than the strategy of using agriculture-based contracts to generate revenues, may be based on data and assumptions that are flawed, we may not have the financial ability or expertise to effectuate this shift, and the costs of the transition may be prohibitive. Our belief that it can obtain material revenues from any healthcare partnerships, agreements, discoveries or contracts may be incorrect. If our Icoria subsidiary is unable to accomplish the evolution to a healthcare-focused company, we might not have sufficient resources to refocus this business again.
Our Icoria business exposes us to risks of environmental liabilities.
Our Icoria subsidiary’s research and development activities involve the controlled use of hazardous materials, chemicals and toxic compounds which could expose us to risks of accidental contamination, events of non-compliance with environmental laws, regulatory enforcement and claims related to personal injury and property damage. If an accident occurred or if we were to discover contamination caused by prior operations, we could be liable for cleanup obligations, damages or fines, and any liability could exceed our resources.
The environmental laws of many jurisdictions impose actual and potential obligations on us to remediate contaminated sites. These environmental remediation obligations could exceed our resources. Stricter environmental, safety and health laws and enforcement policies also could result in substantial costs and liabilities to us, and could subject our handling, manufacture, use, reuse or disposal of substances or pollutants to more rigorous scrutiny than is currently the case. Consequently, ongoing compliance with these laws could result in significant capital expenditures, as well as other costs and liabilities, which could materially adversely affect our Company.
If we choose to acquire new and complementary businesses, products or technologies, we may be unable to complete such acquisition(s) or to integrate an acquired business or technology in a cost-effective manner.
Our success depends on our ability to continually enhance and broaden our product offerings in response to changing technologies, customer demands and competitive pressures. To this end, instead of developing them, from time to time we have acquired and may yet acquire additional complementary businesses, products, or technologies or may enter into cooperative ventures. We do not know if we will be able to complete such acquisitions, or whether we will be able to successfully integrate an acquired business, operate it profitably, or retain its key employees. Integrating any acquired business, product or technology, or any venture into which we may enter, could be expensive and time-consuming and could disrupt our ongoing business, distract our management and materially and adversely affect our cash flows and results of operations.
If we are required to seek financing for an acquisition or other venture, or to enhance our working capital, we may not be able to obtain such additional financing on acceptable terms.
In order to finance any acquisitions or other ventures, or to enhance our working capital, we may need to raise additional funds through public or private equity or debt financings. In that event, we could be required to obtain financing on terms that are unfavorable to us and, in the case of equity or equity-linked financing, on terms that may result in dilution to our existing stockholders. If we cannot sell our securities or obtain additional financing on acceptable terms, we may not be able to:
•	expand our product line and service offerings;

•	hire and train new staff;

•	increase our sales and marketing presence in existing and new markets; or

•	respond to competitive pressures or unanticipated requirements.
Our failure to do any of these things could seriously harm our financial condition by preventing us from being able to effectively grow our business or to take advantage of new business opportunities.
We are dependent upon an asset-based line of credit for certain of our working capital. That loan imposes conditions that could adversely affect us.
We used an asset-based line of credit to finance a portion of the assets we purchased from Elan. As of March 31, 2006, we had outstanding borrowings of $4.0 million under that line. This debt may adversely affect our future operations in several important ways, including the following:
•	our ability to obtain additional financing may be impaired;

•	if we do not satisfy the financial covenants in the loan agreement and such failures are not waived by the bank, we would be in default under our loan agreement and be required to immediately repay outstanding loan balances; and

•	because we do not have a fixed rate of interest for our loans, rising interest rates will increase our interest costs and reduce our earnings.
Our international operations and sales expose us to foreign currency exchange rate fluctuation risks.
The costs of importation of instruments and other products are subject to foreign currency fluctuations. In fiscal 2006, sales to customers outside the United States accounted for approximately 49.2% of our revenues. We anticipate that international sales will continue to account for a significant portion of our revenues. Most of our sales to international distributors are denominated in Euros. To the extent that our sales and operating expenses are denominated in foreign currencies, our operating results may be affected by changes in exchange rates. We cannot predict whether such gains and losses will be material, nor can we predict the effect of exchange rate fluctuations on our future operating results. We sometimes engage in limited, transaction specific, foreign currency hedging transactions to reduce our risk, but we cannot assure you that any such hedging transaction will allow us to avoid any currency exchange rate fluctuation risks.
Our international operations and sales expose us to political and economic risks.
Our international operations and reliance on international sales expose us to foreign political and economic risks, including:
•	regulatory approvals;

•	import and export license requirements and restrictions;

•	disruptions in international transport or delivery;

•	difficulties in collecting receivables; and

•	potentially adverse tax consequences.
If any of these risks materializes, our international sales could decrease and our foreign operations could suffer.
We are dependent upon certain key personnel.
We are highly dependent upon the principal members of our management, engineering and scientific staff, including Andrew J. Fromkin, our President and Chief Executive Officer, and Israel M. Stein, M.D., our Executive Vice Chairman and Acting Chief Financial Officer. The loss of the service of any of these persons could seriously harm our product development and commercialization efforts.

Our products require government approval to be marketed.
We have obtained or are in the process of obtaining all necessary government approvals to market our current products in the United States and the European Union. However, we will likely need to obtain approval of certain European regulatory bodies and the FDA to market many of the new products that we may develop or obtain the rights to distribute. Domestically, certain of our products are classified as medical devices under the Food, Drug and Cosmetics Act. As such, if and when these products are offered for sale in the United States, these products will be subject to continuing regulation and oversight by the FDA. The cost of obtaining such approvals may be high and the process lengthy, with no assurance that such approvals will be obtained.
To date, neither the FDA nor the European medical regulatory bodies have developed industry-wide performance standards with respect to the safety and effectiveness of the products that we presently market. Although we intend to use reasonable efforts to comply with international standards, when and if developed, there can be no assurance that our products as currently configured will be in compliance. Any failure to receive and maintain approvals for our products, or noncompliance with any international performance standards promulgated in the future, could have a material adverse effect on our business. Furthermore, any material change in the existing rules and regulations or the adoption of any new regulations could adversely affect us.
Physician’s office laboratories must comply with government regulations.
Clinical laboratories, including POLs, are subject to significant governmental regulation at the Federal, state and sometimes local levels. These regulations govern licensure and operation of clinical laboratories, payment for laboratory services, health care fraud and abuse, security and confidentiality of health information, and environmental and occupational safety.
CLIA extended Federal oversight to virtually all clinical laboratories by requiring that they be certified by the Federal government or by a Federally-approved accreditation agency. Pursuant to CLIA, clinical laboratories must meet quality assurance, quality control and personnel standards. Laboratories also must undergo proficiency testing and are subject to inspections. Standards for testing under CLIA are based on the complexity of the tests performed by the laboratory, with all tests classified as either high complexity, moderate complexity, or waived. We specialize in providing moderate complexity test products and consulting services for such testing, and POLs which purchase such products and services also require CLIA certificates to perform such testing. Any material change in the existing rules and regulations or the adoption of any new regulations could adversely affect us by making our customers less willing or able to remain in the business. The sanction for failure to comply with CLIA requirements may be suspension, revocation or limitation of a laboratory’s CLIA certificate, which is necessary to conduct business, as well as significant fines and/or criminal penalties. The loss or suspension of a license, imposition of a fine or other penalties, or future changes in the CLIA law or regulations (or interpretation of the law or regulations) related to smaller labs could have a material adverse effect on our business.
We are further regulated by the HIPAA, as amended. HIPAA includes standards of practice for the protection of the privacy of individually identifiable health information. Failure to comply with HIPAA could result in significant fines and criminal liability. In addition, future changes in Federal, state or local regulations or policies (or in the interpretation of current regulations) could adversely affect our ability to sell products and services to POLs.
Physician’s office laboratories and certain of the products sold by our molecular services segment are dependent on third-party payers.
Future changes in Federal, state and local regulations (or in the interpretation of current regulations) affecting government payment for clinical laboratory testing could have a material adverse effect on the profitability of POLs and would adversely affect the sale of our products and services. We are unable to predict what type of legislation, if any, will be enacted into law. In addition, changes in rates of reimbursement made by private insurers and other third-party payers may have a similar detrimental effect on our business.
Manufacturing problems or delays could result in lost revenue.
We manufacture most of our instruments in Dieren, The Netherlands and most of our reagents in Brea, California. Other products are manufactured in Italy and France on an OEM basis. These manufacturing processes are complex and, as a result, any prolonged disruption in our manufacturing operations or the manufacturing operations of our third party manufacturers could seriously harm our ability to satisfy our customer order deadlines. If we cannot deliver our systems in a timely manner, our revenues will likely suffer.
As we develop new products, we must transition the manufacture of each new product from the development stage to commercial production. We cannot predict whether we will be able to complete such transitions on a timely basis and with commercially reasonable costs. We also cannot assure that manufacturing or quality control problems will not arise as we attempt to scale-up our production for any future new products or that we can scale-up manufacturing and quality control in a timely manner or at commercially reasonable costs. If we are unable to consistently manufacture our products on a timely basis due to these or other factors, our product sales will decline.
Intense competition could reduce our market share or limit our ability to increase market share, which could harm our financial performance.
The medical products industry is rapidly evolving and developments are expected to continue at a rapid pace. Competition in this industry, which includes our medical instrumentation, reagent and consulting services businesses, is intense and expected to increase as new products, technologies and services become available and new competitors enter the market. Our competitors in the United States, Europe and Pacific-Asia are numerous and include, among others, large, multi-national diagnostic testing and medical products companies. Our future success depends upon maintaining a competitive position in the development of products, technologies and services in our areas of focus in POLs and smaller clinical laboratories. Our competitors may:
•	develop technologies, products and services that are more effective than our products or services, or that render our technologies, products or services obsolete or noncompetitive;

•	obtain patent protection or other intellectual property rights that would prevent us from developing our potential products; or

•	obtain regulatory approval for the commercialization of their products more rapidly or effectively than we do.

Also, the possibility of intellectual property rights disputes with competitors holding domestic and foreign patent and other intellectual property rights may limit or delay expansion possibilities for our businesses. In addition, many of our existing or potential competitors have or may have substantially greater financial and managerial resources, research and development capabilities, and clinical, manufacturing, regulatory and marketing experience.
We rely on distributors for product sales and support.
Our sales are primarily made through distributors. We often rely upon distributors to provide customer support to the ultimate end users of our products. As a result, our success depends on the continued sales and customer support efforts of our network of distributors. The use of distributors involves certain risks, including risks that distributors will not effectively sell or support our products, or will be unable to satisfy financial obligations to us and cease their operations. Any reduction, delay or loss of orders from our significant distributors could harm our business. There can be no assurance that we will continue to engage qualified distributors, and the failure to do so could have a material adverse effect on our business, financial condition and results of operations.
Our distributor agreements provide for the distributor to purchase products from us at standard prices that are updated periodically. We have no obligations to the distributors after the product is shipped. We occasionally offer distributors special pricing on selected products to promote sales. Such discounts and special pricing provisions are recognized as reductions of revenue as we ship our product to the distributor. We occasionally offer incentive programs directly to our distributors’ salespeople.
Our results of operations will be adversely affected if we fail to realize the full value of our intangible assets.
As of March 31, 2006, our total assets included approximately $51.8 million of net intangible assets. Net intangible assets consist principally of (i) goodwill associated with acquisitions; (ii) costs associated with capitalized software; and (iii) purchased intangibles consisting of customer relationships, net of accumulated amortization. Goodwill is not being amortized while the purchased intangibles are being amortized over their estimated useful lives. Amortization of capitalized software is provided over the estimated useful life of the product, which is generally four years. Goodwill is tested, at a minimum, on an annual basis using December 31st as the annual measurement date for potential impairment by comparing the carrying value to the fair market value of the reporting unit to which the goodwill is assigned; as of March 31, 2006, approximately $6.3 million of the goodwill is assigned to the POL segment, $1.2 million to the clinics and small hospitals segment and the remainder is assigned to the molecular services segment. Amortizable intangibles, including capitalized software, are subject to impairment reviews when there are indications of impairment.
The fair value of our recorded intangibles can be impacted by economic conditions, market risks, and the volatility in the markets in which Clinical Data and its customers operate. Changes in fair value could result in future impairment charges if the fair value of the reporting units or asset groups to which these long-lived assets are associated are determined to be less than the carrying value of such assets. The annual assessment of goodwill or the periodic impairment testing considerations may result in impairment charges or additional intangible asset write-offs, respectively, which could adversely affect our results of operations. As of December 31, 2005, the most recent evaluation date, there was no impairment of goodwill. Additionally, there were no indicators of impairment that would require an assessment of the impairment of our other intangible assets.
Risk factors relating to Clinical Data’s common stock.
The price of our common stock is volatile and could cause investors to lose a substantial part of their investment.
The stock market in general and the stock prices of technology companies in particular, experience volatility, which has often been unrelated to the operating performance of any particular company or companies. Our common stock is lightly traded and its price could decline regardless of our company’s actual operating performance. Investors also could lose a substantial part of their investment as a result of industry or market-based fluctuations. If a more active public market for our common stock is not created, it may be difficult for stockholders to resell their shares. A number of additional factors also could cause the prevailing market prices of our common stock to fluctuate significantly and could adversely impact such prices and the ability of our company to raise additional equity capital. Such factors include but are not limited to the following:
•	the timing of our announcements or of our competitors’ announcements regarding significant products, contracts or acquisitions;

•	variations in results of operations;

•	changes in earnings estimates by securities analysts;

•	general economic and market conditions; and

•	sales of substantial amounts of our common stock into the public market, or the perception that such sales might occur.
If the average closing price of our common stock were to decline significantly, we may be required to issue in excess of 20% of our outstanding capital stock upon conversion of the Series A Preferred Stock we issued to the preferred stockholder of Genaissance in our recent merger with that company.
In our recent merger with Genaissance, we issued 484,070 shares of our Series A Preferred Stock to the holder of all of the preferred stock of Genaissance. As of March 31, 2006, the holder of our Series A Preferred Stock has converted 250,000 shares of our Series A Preferred Stock into shares of our common stock, leaving 234,070 shares of our Series A Preferred Stock outstanding. Our outstanding preferred stock is initially convertible into 234,070 shares of our common stock, or approximately 2.7% of our outstanding capital stock as of March 31, 2006. However, if our preferred stock remains outstanding until October 6, 2008, then and thereafter, the conversion price of the preferred stock will begin to float based on the public market price of our common stock, subject to a minimum conversion factor of one share of preferred stock for one share of common stock. According to the terms of our Series A Preferred Stock, after the third anniversary of the closing date of the Genaissance merger, on any given date of conversion, the conversion price will be equal to the average closing bid price of our common stock for the 10 consecutive trading days prior to such date of conversion. As a result, if the average closing bid price of the our common stock were to decline, the number of shares of our common stock into which our Series A Preferred Stock is then convertible would increase. If the average closing bid price of our common stock declines enough, it is possible that we would have to issue a number of shares of our common stock upon conversion of our series A preferred stock that would be greater than 20% of our then-outstanding capital stock. Such an event does not require additional stockholder approval, would have the effect of diluting your ownership of the Company and could result in the preferred stockholder exercising control over certain corporate decisions of the Company, which it previously did not have the ability to control or influence.
PLAN OF DISTRIBUTION
     We are registering 1,559,672 shares of our common stock on behalf of the selling stockholders. As used in this prospectus, “selling stockholders” includes the selling stockholders named in the table below and pledgees, donees, transferees or other successors-in-interest selling shares received from a named selling stockholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus. The selling stockholders may, from time to time, sell any or all of their shares of common stock on the Nasdaq National Market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. A selling stockholder may use any one or more of the following methods when selling shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.
     Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.
     In connection with the sale of the common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
     The selling stockholders and any broker dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock.
     Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.
     We are required to pay certain fees and expenses that we incur incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.
     We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

USE OF PROCEEDS
     We will not receive any of the proceeds from the sale of the shares by any of the selling stockholders, but we will receive the exercise prices payable upon the exercise of the warrants, if exercised for cash. We will use the proceeds received from the exercise of warrants, if any, for working capital and general corporate purposes.
SELLING STOCKHOLDERS
     The following table sets forth the number of shares beneficially owned by each of the selling stockholders. Except as otherwise indicated, none of the selling stockholders has held a position or office or had a material relationship with us within the past three years other than as a result of the ownership of our common stock or other securities of ours or as a result of being a service provider to us. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below.
     Beneficial ownership is determined in accordance with rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. This table is based upon information supplied to us by the selling stockholders and information filed with the SEC. Except as otherwise indicated, we believe that each selling stockholder has sole voting and investment power with respect to all shares of the common stock shown as beneficially owned by it. The percent of beneficial ownership for the selling stockholders is based on 9,584,063 shares of our common stock outstanding as of June 16, 2006.
     We may amend or supplement this prospectus from time to time in the future to update or change this list and shares which may be resold.

					Percent of
				Number of Shares to	Outstanding Shares
	Number of Shares	Number of Shares		be Owned after	to be Owned after
	Beneficially Owned	Registered for Sale		Completion of the	Completion of the
Selling Stockholder	Prior to Offering	Hereby		Offering (1)	Offering (1)
Randal J. Kirk (2)	3,699,412	553,080		3,330,692	34.75%
Nite Capital, L.P.	30,726	46,089	(3)	0	*
Cranshire Capital, L.P.	79,448	115,224	(4)	2,632	*
Theodore J. Fisher	1,536	2,304	(5)	0	*
Marcus E. Smith	52,690	18,435	(6)	40,400	*
MAK Capital Fund L.P.	63,873	46,089	(7)	33,147	*
Sunrise Partners Limited Partnership	76,816	115,224	(8)	0	*
G. Leroy Bryant, Jr.	1,229	1,843	(9)	0	*
Jan B. Bryant	1,843	2,764	(10)	0	*
Bryan Robert Fisher	1,229	1,843	(11)	0	*
ETP/FBR Venture Capital II, LLC	15,363	23,044	(12)	0	*
Larry Horner (13)	55,343	13,827		46,125	*
Donna Manning (14)	16,718	13,827		7,500	*
John F. Fisher	1,536	2,304	(15)	0	*
David I. Meyers	3,072	4,608	(16)	0	*
Pequot Healthcare Fund, L.P.	128,472	192,708	(17)	0	*
Pequot Healthcare Offshore Fund, Inc.	117,729	176,593	(18)	0	*
Pequot Diversified Master Fund, Ltd.	16,497	24,745	(19)	0	*
Premium Series PCC Limited — Cell 32	21,799	32,699	(20)	0	*
Pequot Healthcare Institutional Fund, L.P.	22,769	34,154	(21)	0	*
Hudson Bay Fund, L.P.	24,581	36,872	(22)	0	*
Hudson Bay Overseas Fund, Ltd.	6,145	9,217	(23)	0	*
Valesco Healthcare Master Fund, L.P.	81,478	64,525	(24)	38,461	*
RAQ, LLC	35,386	27,654	(25)	16,950	*

*	Less than one percent.

(1)	We do not know when or in what amounts the selling stockholders will offer shares for sale, if at all. The selling stockholders may sell any or all of the shares included in and offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering, we cannot estimate the number of shares that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that after completion of the offering, none of the shares included in and covered by this prospectus will be held by the selling stockholders.

(2)	Mr. Kirk is one of our directors and is the chairman of our board of directors. The number of shares beneficially owned prior to offering includes 1,056,191 shares owned by Mr. Kirk; 680,683 shares owned by RJK, LLC (“RJK”); 651,666 shares owned by New River Management, II, LP (“NRM II”); 508,750 shares owned by Kirkfield, LLC (“Kirkfield”); 429,912 shares owned by Third Security Staff 2001 LLC (“Staff LLC”); 180,014 shares owned by New River Management III, LP (“NRM III”); 38,843 shares owned by Zhong Mei, LLC (“Zhong Mei”); and 153,353 shares owned by Radford Investments Limited Partnership (“Radford”). The number of shares registered for sale hereby includes warrants held by RJK to purchase an aggregate of 50,400 shares of our common stock exercisable at $19.45 per share; warrants held by NRM II to purchase an aggregate of 48,252 shares of our common stock exercisable at $19.45 per share; warrants held by Kirkfield to purchase an aggregate of 37,670 shares of our common stock exercisable at $19.45 per share; warrants held by Staff LLC to purchase an aggregate of 31,833 shares of our common stock exercisable at $19.45 per share; warrants held by NRM III to purchase an aggregate of 13,329 shares of our common stock exercisable at $19.45 per share; and warrants held by Zhong Mei to purchase an aggregate of 2,876 shares of our common stock exercisable at $19.45 per share. Mr.

Kirk is deemed to have beneficial ownership of all shares owned by RJK, NRM II, Kirkfield, Staff LLC, NRM III, Zhong Mei and Radford.

(3)	Includes warrants to purchase an aggregate of 15,363 shares of our common stock exercisable at $19.45 per share.

(4)	Includes warrants to purchase an aggregate of 38,408 shares of our common stock exercisable at $19.45 per share.

(5)	Includes warrants to purchase an aggregate of 768 shares of our common stock exercisable at $19.45 per share. Mr. Fisher is employed by Third Security LLC, an affiliate of one of our directors, Randal J. Kirk.

(6)	Includes warrants to purchase an aggregate of 6,145 shares of our common stock exercisable at $19.45 per share. Mr. Smith is employed by Third Security LLC, an affiliate of one of our directors, Randal J. Kirk.

(7)	Includes warrants to purchase an aggregate of 15,363 shares of our common stock exercisable at $19.45 per share.

(8)	Includes warrants to purchase an aggregate of 38,408 shares of our common stock exercisable at $19.45 per share.

(9)	Includes warrants to purchase an aggregate of 614 shares of our common stock exercisable at $19.45 per share.

(10)	Includes warrants to purchase an aggregate of 921 shares of our common stock exercisable at $19.45 per share.

(11)	Includes warrants to purchase an aggregate of 614 shares of our common stock exercisable at $19.45 per share.

(12)	Includes warrants to purchase an aggregate of 7,681 shares of our common stock exercisable at $19.45 per share.

(13)	Mr. Horner serves on our board of directors. The number of shares beneficially owned prior to offering includes 21,343 shares of our common stock, options to purchase 29,000 shares of our common stock exercisable at prices between $4.99 and $23.41 per share, and warrants to purchase an aggregate of 5,000 shares of our common stock exercisable at $23.40 per share. The number of shares registered for sale hereby includes warrants to purchase an aggregate of 4,609 shares of our common stock exercisable at $19.45 per share.

(14)	The number of shares beneficially owned prior to offering includes 14,218 shares of our common stock and warrants to purchase an aggregate of 2,500 shares of our common stock exercisable at $23.40 per share. The number of shares registered for sale hereby includes warrants to purchase an aggregate of 4,609 shares of our common stock exercisable at $19.45 per share. Ms. Manning is the spouse of Larry D. Horner, who serves on our board of directors.

(15)	Includes warrants to purchase an aggregate of 768 shares of our common stock exercisable at $19.45 per share.

(16)	Includes warrants to purchase an aggregate of 1,536 shares of our common stock exercisable at $19.45 per share.

(17)	Includes warrants to purchase an aggregate of 64,236 shares of our common stock exercisable at $19.45 per share.

(18)	Includes warrants to purchase an aggregate of 58,864 shares of our common stock exercisable at $19.45 per share.

(19)	Includes warrants to purchase an aggregate of 8,248 shares of our common stock exercisable at $19.45 per share.

(20)	Includes warrants to purchase an aggregate of 10,900 shares of our common stock exercisable at $19.45 per share.

(21)	Includes warrants to purchase an aggregate of 11,385 shares of our common stock exercisable at $19.45 per share.

(22)	Includes warrants to purchase an aggregate of 12,291 shares of our common stock exercisable at $19.45 per share.

(23)	Includes warrants to purchase an aggregate of 3,072 shares of our common stock exercisable at $19.45 per share.

(24)	Includes warrants to purchase an aggregate of 21,508 shares of our common stock exercisable at $19.45 per share.

(25)	Includes warrants to purchase an aggregate of 9,218 shares of our common stock exercisable at $19.45 per share.
LEGAL MATTERS
     McDermott Will & Emery LLP will issue a legal opinion as to the validity of the issuance of the shares of common stock offered under this prospectus.
EXPERTS
     The consolidated financial statements of Clinical Data, Inc. incorporated into this prospectus by reference from Clinical Data’s Annual report on Form 10-K for the year ended March 31, 2006, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph concerning substantial doubt about the entity’s ability to continue as a going concern), which is incorporated herein by reference and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
INFORMATION INCORPORATED BY REFERENCE
     The SEC allows us to “incorporate by reference” the information we and our subsidiaries have filed with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus except for any information superseded by information contained directly in this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934 after the date of the initial registration statement and prior to effectiveness of the registration statement:

(1)	our Annual Report on Form 10-K for the fiscal year ended March 31, 2006, filed with the SEC on June 29, 2006;

(2)	our current reports on Form 8-K, filed on May 12, 2006, May 18, 2006, June 15, 2006 (as to Items 1.01, 2.03, 3.02 and 9.01 only), and June 28, 2006;

(3)	the description of our Common Stock, par value $0.01 per share, contained in the Section entitled “Description of Clinical Data Capital Stock — Clinical Data Common Stock,” incorporated by reference from our registration statement on Form S-4, including the prospectus contained therein, filed with the Commission on October 27, 2005, including any amendment or report filed hereafter for the purpose of updating such description; and

(4)	all reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing of such reports and other documents.
     You may obtain copies of these filings, at no cost, by writing or telephoning us at the following address:
Clinical Data, Inc.
One Gateway Center, Suite 702
Newton, MA 02458
Attention: Chief Legal Officer
Telephone: (617) 527-9933
1,559,672 Shares of Common Stock

Prospectus

July 28, 2006